

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2025

D. Kyle Cerminara
Chief Executive Officer
Fundamental Global Inc.
6408 Bannington Road
Charlotte, NC 28226

> **Re: Fundamental Global Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed August 14, 2025**
> **File No. 001-36366**

Dear D. Kyle Cerminara:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jim Prestiano